SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                            Interactive Magic, Inc.
                               (Name of Issuer)


                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                  45838M 10 4
                                (CUSIP Number)

                               December 31, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1 (b)
     |_|  Rule 13d-1 (c)
     |X|  Rule 13d-1 (d)


----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))
                              Page 1 of 5 Pages

CUSIP No.: 45838M 10 4                 13G            Page  2    of    5   Pages


  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David H. Kestel
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |_|

                                                             (b)  |_|
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER

NUMBER OF                  626,000

SHARES               6.    SHARED VOTING POWER

BENEFICIALLY               -0-
                     -----------------------------------------------------------
OWNED BY             7.    SOLE DISPOSITIVE POWER

EACH                       626,000
                     -----------------------------------------------------------
REPORTING            8.    SHARED DISPOSITIVE POWER

PERSON WITH                -0-

--------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       626,000
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                             |_|
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.3%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1(a).        Name of Issuer:  Interactive Magic, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Interactive Magic, Inc.
                  215 Southport Drive, Suite 1000
                  Morrisville, North Carolina 27560

Item 2(a).        Name of Person Filing:

                  David H. Kestel

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Interactive Magic, Inc.
                  215 Southport Drive, Suite 1000
                  Morrisville, North Carolina 27560

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:
                  Common Stock, $.10 per share

Item 2(e).        CUSIP Number:
                  45838M 10 4

Item 3.           Not Applicable


Item 4.           Ownership.

      (a)   Amount beneficially owned:

            As of December 31, 1998, Mr. Kestel beneficially owned an aggregate of 626,000 shares of the Issuer's Common Stock which includes (i) 26,000 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1998 and (ii) 600,000 shares held in three trusts for the children of John W. Stealey and Laura M. Stealey of which Mr. Kestel is the Trustee and exercises sole voting and dispositive power. Mr. Kestel disclaims beneficial ownership of the shares held by the trusts.

                                                               Page 4 of 5 Pages

      (b) Percent of class:

                  6.3%

      (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:              626,000
            (ii)  Shared power to vote or to direct the vote:                -0-
            (iii) Sole power to dispose or to direct the disposition of: 626,000
            (iv)  Shared power to dispose or to direct the disposition of:   -0-

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certifications.

                  Not Applicable

                                                               Page 5 of 5 Pages

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 12, 1999
                                             ------------------------
                                                      (Date)


                                                /s/ David H. Kestel
                                             ------------------------
                                                    (Signature)



                                                 David H. Kestel
                                             ------------------------
                                                  (Name/Title)